Chicago Bridge & Iron Company N.V. Prinses Beatrixlaan 35 2595 AK The Hague The Netherlands

November 10, 2016
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:    Chicago Bridge & Iron Company N.V.
Form 10-K for the Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for the Period Ended June 30, 2016
Filed July 27, 2016
File No. 1-12815

Ladies & Gentlemen:

By letter dated October 19, 2016, Chicago Bridge & Iron Company N.V. (the “Company”) received the Staff’s comments relating to the above listed filing of the Company (the “Comment Letter”). We submit the following in response to the Comment Letter. The numbered paragraphs below repeat the comments in the Comment Letter for your convenience, followed by the Company’s response to each comment.

Form 10-K for the Year Ended December 31, 2015

Critical Accounting Estimates, page 40

Comment:

1.
Please provide us with a description of the Retained Power Operations, including information about the key contracts and scope of operations. Describe the significant assumptions used to determine the fair value of the Retained Power Operations in connection with the allocation of goodwill upon the sale of your Nuclear Operations. Provide us with quantified information describing the historical results of the retained operations that were used as a basis for your income approach. Quantify other significant assumptions, such as growth rates, terminal values and discount rates.

Response:

In the third quarter 2015, prior to our Retained Power Operations and Oil & Gas operations becoming a single reporting unit in the fourth quarter 2015 (referenced below in comment 3), we made disclosure in the Critical Accounting Estimates of our Form 10-Q describing the Power reporting unit (which represented only the Retained Power Operations) and the significant assumptions underlying the fair value of the reporting unit as follows:

“Goodwill associated with the Power reporting unit was approximately $1.5 billion at September 30, 2015, and the fair value of the reporting unit approximated its net book value due to the impairment charge recorded during the third quarter 2015 discussed further above. Key assumptions used in deriving the reporting unit’s fair value included a discount rate of 12%; an EBITDA CAGR of approximately 25% from 2016 through 2022; and a terminal growth rate of 2.5%.

The Power reporting unit provides design, engineering, procurement and construction (“EPC”) services, construction management, and consulting services to the fossil power generation industries. The reporting units forecast and growth assumptions include 1) continued North American growth in the EPC of gas-fired power generation plants and 2) the EPC of NetPower plants, a zero emissions power plant being developed as part of a joint venture with Exelon and 8 Rivers Capital. Accordingly, the fair value of the Power reporting unit could be negatively impacted by 1) lower than anticipated demand for power generation in general, including a reduction in the number of anticipated gas-fired power generation plants in North America and 2) less than anticipated success with respect to the development and acceptance of NetPower plants. The fair value of the reporting unit could be positively impacted by faster than expected growth in gas-fired power generation in North America, higher than anticipated market share in the North American gas-fired market, better than anticipated success and demand for NetPower facilities, international expansion, and participation in the new awards of other reporting units.”

Revenue for the Retained Power Operations for 2013, 2014 and 2015 totaled approximately $699M, $514M, and $764M, respectively, with 2013 reflecting results from the date of our acquisition of the Power operations on February 13, 2013. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for 2013, 2014, and 2015 totaled approximately $29M, $41M, and $37M, respectively. Backlog at September 30, 2013, September 30, 2014, and September 30, 2015 was approximately $1.1B, $1.3B, and $2.1B, respectively. At the time of our fair value assessment, our 2016 revenue and EBITDA was forecasted to be approximately $1.2B and $58M, respectively, and our December 31, 2016 backlog was forecasted to be $2.8B. Further, our compound annual growth rate (“CAGR”) was approximately 25% over our discrete forecast period from 2016 through 2022, with a terminal growth rate of 2.5% on 2022 levels.

The increase in revenue and EBITDA from 2013, 2014 and 2015 levels to 2016 was due to the timing of awards related to gas-fired engineering, procurement and construction (“EPC”) projects (“Gas Project(s)”) and the related recognition of revenue. During this timeframe we were, and continue to be, at the front-end of a long-term robust and sustainable gas-fired plant market in North America. Revenue for 2013 included revenue from one combined cycle Gas Project that was in progress and in backlog at the beginning of the year. Revenue for 2014 included revenue from the same project which was nearing completion, and revenue from combined cycle Gas Project awards during 2014 that were in their early stages of activity and did not have significant revenue. Revenue increased significantly in 2015, and was forecasted to do the same in 2016, as a result of the ramp-up of the projects in backlog and additional combined cycle Gas Project awards in 2015 and 2016. Our forecast beyond 2016 anticipated ongoing annual awards of North American combined cycle Gas Projects based upon the strong and sustainable market for Gas Projects and our market share expectations. Relative to our NetPower plant expectations, no material revenue was included in our forecast until 2020. In order to address the risks associated with the timing of combined cycle Gas Project awards or less than anticipated market share, and to account for the risks associated with the delay or lack of acceptance of NetPower plants, our forecast excluded potential 1) simple cycle Gas Project awards, 2) coal-fired EPC project awards, 3) EPC project awards that may result from power needs on our large inter-company projects, 4) EPC project awards that may result from international expansion of our power EPC capabilities by taking advantage of our international footprint, and 5) fossil related small capital projects.

As referenced above, at the time of our fair value assessment of the Retained Power Operations, we believed, and continue to believe, that we are at the front-end of a long-term robust and sustainable gas-fired plant market in North America due to the anticipated demand for power capacity and the significant available supply of natural gas as feedstock for gas-fired power plants. Market research received in the third quarter 2015 from IHS Energy (an industry market research leader of fossil energy sources) noted that the United States will require new project developments totaling a capacity of 10,000 MWs per year through 2020 and increasing to as much as 17,000 MWs per year thereafter through 2040. Depending upon the specific plant output, 10,000 MWs per year translates into approximately fifteen to twenty new plants per year and 17,000 MWs per year translates into twenty-five to thirty-five plants per year. The forecasted need for new power plants was further supported by market research that noted the anticipated retirement of existing power plants which will significantly reduce power capacity in North America through 2040 and require substantial capital investment in new power plants.

At the time of our fair value assessment in 2015 we were aware of approximately thirty potential combined cycle Gas Project market awards for 2016 valued at approximately $20B. We are similarly currently aware of approximately thirty potential combined cycle Gas Project market awards for 2017 valued at approximately $20B, which suggests a current market that is as strong as the market that existed at the time of our assessment in 2015. The aforementioned combined cycle Gas Project market data contrasts with only one combined cycle Gas Project market award in 2011, none in 2012, eight in 2013, seventeen in 2014, and eighteen in 2015.

Note 5. Disposition of Nuclear Operations, page 62

Comment:

2.
Please help us better understand what your nuclear power construction business consisted of at the time of entering into an agreement with Westinghouse Electric Company LLC in October 2015 to dispose of these operations. Aside from the two nuclear projects in South Carolina and Georgia for which you had previously entered into a consortium agreement with the purchaser, please tell us whether there were any other operations associated with the nuclear power construction business. Please tell us how you determined these operations represented a business for purposes of goodwill impairment testing pursuant to ASC 350-20-40-2 and ASC 805-10-55. Please also tell us what consideration you gave to ASC 205-20-45 in regards to whether the disposal should be reflected in discontinued operations.

Response:

At the time we entered into the agreement with Westinghouse Electric Company LLC (“WEC”), our Power operations and reporting unit, within our Engineering & Construction (“E&C”) operating segment, consisted of engineering, procurement and construction (“EPC”), construction management, and consulting services for the nuclear and fossil power generation industries. The portion of the Power operations that performed the EPC of nuclear power plants and facilities, and provided nuclear integrated services (which includes nuclear related small capital projects and consulting services), was sold to WEC (collectively, the “Nuclear EPC Operations”). The remaining portion of our Power operations, which includes the EPC of fossil power plants and facilities (e.g. gas, coal and renewable energy sources) and fossil related consulting services, was retained (“Retained Power Operations”).

Although not within our Power operations or E&C operating segment, we also retained 1) our nuclear maintenance business within our Capital Services operating segment and Facilities & Plant Services reporting unit, 2) our nuclear module and pipe fabrication business within our Fabrication Services operating segment and Fabrication & Manufacturing reporting unit, and 3) our nuclear specialty services (e.g. nuclear containment vessels) business within our Fabrication Services operating segment and Steel Plate Structures reporting unit.

With respect to both the Nuclear EPC Operations and the Retained Power Operations, we considered whether each represented a business for purposes of goodwill impairment testing pursuant to ASC 350-20-40-2 and ASC 805-10-55. Relevant guidance specifies that:

ASC 350-20-40-2: “When a portion of a reporting unit that constitutes a business (see Section 805-10-55) is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal.”

ASC 805-10-55: “A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are as follows:

•
Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets, intellectual property, the ability to obtain access to necessary materials or rights, and employees.

•
Process. Any system, standard, protocol, convention or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes.

•
Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

We believed the Nuclear EPC Operations and Retained Power Operations each represented a business. The Nuclear EPC Operations sold to WEC included all nuclear EPC projects, which included the South Carolina and Georgia nuclear projects, as well as our two China nuclear EPC projects, and our nuclear integrated services (collectively, “Nuclear Backlog”). The Nuclear EPC Operations included everything necessary for WEC to execute the Nuclear Backlog, as well as pursue and execute future nuclear EPC projects and provide nuclear related services. Examples of the inputs, processes and outputs sold to WEC include the following:

•	Intellectual property, know-how, licenses, certifications, etc. necessary to execute the Nuclear Backlog and pursue and execute future nuclear work.

•	All engineering, estimating and procurement resources necessary to execute the Nuclear Backlog and pursue and execute future nuclear work.

•	Project and construction management and indirect and direct craft workforce necessary to execute the Nuclear Backlog and execute future nuclear work.

•	Strategic management and business development personnel necessary to pursue future nuclear work.

•	Administrative, accounting, billing, payroll, accounts payable, etc. personnel necessary to execute the Nuclear Backlog and execute future nuclear work.

•	Processes, procedures and systems (including quality assurance and quality control personnel) necessary to execute the Nuclear Backlog and pursue and execute future nuclear work.

•	Owned vehicles, machinery and equipment necessary to execute the Nuclear Backlog and execute future nuclear work.

•
Leased administrative and engineering facilities (and related owned furniture and fixtures) necessary to execute the Nuclear Backlog and pursue and execute future nuclear work. Although our nuclear fabrication facility was not sold, WEC can purchase these fabrication services from third parties, which is currently being done to supplement the fabrication scope on the Nuclear Backlog.

We also considered ASC 205-20-45 regarding whether the disposal of our Nuclear EPC Operations should be reflected as a discontinued operation. Relevant guidance specifies that:

ASC 205-20-45-1B: “A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

•	The component of an entity meets the criteria in paragraph ASC 2015-20-45-1E to be classified as held for sale;

•	The component of an entity is disposed of by sale;

•	The component is disposed of other than by sale in accordance with paragraph ASC 360-10-45-15 (for example by abandonment, or in a distribution to owners in a spinoff).”

Although we believed that the Nuclear EPC Operations was a component and met the criteria for assets held for sale presentation, we did not believe the disposal represented a strategic shift for the following reasons:

•
Our Nuclear EPC Operations represented only a portion of our Power operations and reporting unit and did not reflect our entire capability related to the power end-market. Specifically, our Retained Power Operations included our fossil EPC and consulting operation.

•
We believed our EPC capabilities, in general, transcend end-markets. The end-markets served by our EPC capabilities include power, refining, petrochemical, liquefied natural gas (liquefaction and regasification), gas processing, etc. Accordingly, although our Nuclear EPC Operations were focused on the EPC of nuclear plants and facilities, we will continue to perform large scale EPC projects around the world.

•
We will continue to participate in the nuclear industry outside of the EPC of nuclear plants and facilities. As discussed above, our Capital Services operating segment continues to provide nuclear maintenance services (such services are provided to approximately one-third of the nuclear fleet in the United States) and will continue to pursue opportunities related to the decommissioning and dismantling of nuclear plants. In addition, our Fabrication Services operating segment continues to provide nuclear module and pipe fabrication and specialty services (e.g. nuclear containment vessels).

•
Our agreement for the sale of the Nuclear EPC Operations contains only a two year non-compete during which time we have agreed to refrain from directly competing with WEC in the EPC nuclear market. After this period we are not restricted from participating in the EPC of nuclear plants and facilities.

Due to the aforementioned, we concluded that the disposition of the Nuclear EPC Operations did not represent a strategic shift and would not qualify for treatment as a discontinued operation.

Note 7. Goodwill and Other Intangibles, page 64

Comment:

3.
During the fourth quarter of 2015, you determined that your Retained Power Operations and Oil & Gas operations now represent one reporting unit. Please help us better understand how you made this determination pursuant to ASC 350-20-35-33 through 35-38.

Response:

Our Engineering & Construction (“E&C”) operating segment previously included two goodwill reporting units: Oil & Gas and Power. Our Oil & Gas reporting unit provided engineering, procurement and construction (“EPC”) services for both upstream and downstream energy infrastructure facilities, including LNG liquefaction and regasification terminals, gas processing plants and refinery and petrochemical facilities. Our Power reporting unit provided EPC, construction management, and consulting services for the nuclear and fossil power generation industries. On October 27, 2015 we entered into a definitive agreement with Westinghouse Electric Company (“WEC”) in which WEC was to acquire the portion of our Power operations that performed the EPC of nuclear power plants and facilities and provided nuclear integrated services (collectively, the “Nuclear EPC Operations”). Such operations were classified as held for sale as of September 30, 2015. The remaining portion of our Power operations, which includes the EPC of fossil power plants and facilities and fossil related consulting services, was retained (“Retained Power Operations”) and represented a separate reporting unit at September 30, 2015. On December 31, 2015 we completed the sale of the Nuclear EPC Operations to

WEC. Further, during the fourth quarter we reevaluated our reporting units within our E&C operating segment pursuant to ASC 350-20-35-33 through 38. Relevant guidance specifies that:

ASC 350-20-35-33: “The provision of Topic 280 shall be used to determine the reporting units of an entity. 34: A component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component. Subtopic 805-10 includes guidance on determining whether an asset group constitutes a business. Throughout the remainder of this Section, the term business also includes a nonprofit activity. 35: However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. Paragraph 280-10-50-11 shall be considered in determining if the components of an operating segment have similar economic characteristics. 36: An operating segment shall be deemed to be a reporting unit if all its components are similar, if none of its components is a reporting unit, or if it comprises a single component. 37: Reporting units will vary depending on the level at which performance of the segment is reviewed, how many businesses the operating segment includes, and the similarity of those businesses. In other words, a reporting unit could be the same as an operating segment, which could be the same as a reportable segment, which could be the same as the entity as a whole (entity level). 38: An entity that is not required to report segment information in accordance with Topic 280 is nonetheless required to test goodwill for impairment at the reporting unit level. That entity shall use the guidance in paragraphs 280-10-50-1 through 50-9 to determine its operating segments for purposes of determining its reporting units.”

As a result of the sale of the Nuclear EPC Operations, the characteristics of the Power operations changed significantly, with the Retained Power Operations being focused on the fossil power generation industry. Accordingly, in anticipation of the sale of the Nuclear EPC Operations on December 31, 2015, during the fourth quarter 2015, the E&C segment manager operationally combined the Oil & Gas operations and Retained Power Operations to form a single operation with a project focus, serving all the previous end markets of our Oil & Gas operations and the Retained Power Operations. The E&C segment manager believed there were significant operational benefits that would result from the combination of the two operations, including, among other things, the ability of the E&C operating segment to take advantage of cost efficiencies from aggregated functional management, leverage of our best practices, and a combined focus and approach to our end markets. As a result of the combination, discrete financial information was no longer available for these operations or reviewed separately by the E&C segment manager. Specifically, the E&C segment manager reviewed 2015 year-end financial results and 2016 plan information at the E&C segment level only and continues to review financial results at this level. Accordingly, the E&C segment is a single component and a single reporting unit.

Form 10-Q for the Period Ended June 30, 2016

Management’s Discussion and Analysis, page 26

Comment:

4.
During your earnings call held on July 28, 2016, it was noted that there has been a weakness in new orders. Please discuss the actual and expected impact of this trend on your results of operations as well as discuss the impact of any additional known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

As requested, in future filings we will discuss the actual and expected impacts of the timing and levels of new orders and will discuss the impact of any additional known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on our revenue or income or result in our liquidity decreasing or increasing in any material way.

Comment:

5.
You present certain statements of operations amounts which have been adjusted to exclude the impact of the sale of Nuclear Operations. In a similar manner to your Form 8-K filed on July 27, 2016, please identify these amounts as Non-GAAP financial measures in your Forms 10-K and 10-Q. Please also ensure that you provide all of the disclosures required by Item 10(e) of Regulation S-K.

Response:

As requested, in future filings we will identify the results in our MD&A that are adjusted to exclude the impact of the sale of the Nuclear Operations as Non-GAAP financial measures and provide all of the disclosures required by Item 10(e) of Regulation S-K.

Note 11. Commitments and Contingencies, page 21

Comment:

6.
For the matter related to the customer of a large cost reimbursable project, as well as the dispute related to the sale of your nuclear operations, you state that you do not believe a material risk of loss is probable and accordingly no amounts have been accrued. It is not clear whether there is a reasonable possibility that a loss may have been incurred. If so, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss, or state that such an estimate cannot be made.

Response:

As requested, in future filings we will clarify whether there is a reasonable possibility that a loss may be incurred with respect to the matter related to the customer of our large cost reimbursable project, as well as the dispute related to the sale of our nuclear operations. Where applicable, we will either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss, or state that such an estimate cannot be made.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (832) 513-1119.

Very truly yours,
/s/ Michael S. Taff
Michael S. Taff
Chief Financial Officer